

July 29, 2015

Kevin J. Helmick
President and Chief Executive Officer
Farmers National Banc Corp.
20 South Broad Street, Canfield, Ohio 44406

> **Re: Farmers National Banc Corp.**
> **Registration Statement on Form S-4**
> **Filed April 17, 2015**
> **File No. 333-205725**

Dear Mr. Helmick:

We have limited our review of your registration statement to those issues we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Opinion of TSOH's Financial Advisor, page 36

1. Please revise to disclose the actual transaction fee payable to Boenning for delivery of its fairness opinion, and the portion of the fee that is subject to the closing of the merger.

Interests of TSOH Directors and Executive Officers in the Merger, page 42

2. Please provide all of the disclosure required by Item 18(a)(5) Form S-4, including disclosure of material terms of the employment arrangement with the target's current president and chief executive officer. In addition, disclose any compensation to be paid to any officer or director from any compensation plan or employment agreement resulting from the merger.

Material U.S. Federal Income Tax Consequences of the Merger, page 42

3. Please revise the last paragraph on page 42 and the second paragraph on page 44 to clarify that the merger "will be" a Section 368(a) reorganization and that shareholders will recognize no gain or loss for shares received and state that you filed the tax opinions as exhibits to the

registration statement. Make corresponding changes in the Summary section in response to this comment.

4. Please revise the language "[T]his section contains the tax opinions …" to clarify that the disclosure in this section of the prospectus is the opinion of counsel. Revise so that the disclosure clearly identifies and articulates the opinions being rendered.

The Merger Agreement, page 48

5. We note your disclaimer in the second paragraph stating that the representations and warranties in the merger agreement `` may be subject to a contractual standard of materiality different from the standard of materiality generally applicable to statements made by a corporation to shareholders. . ..´´ Please remove the last sentence of this paragraph or revise it to remove any suggestion that the merger agreement, including the representations and warranties in the agreement, do not constitute public disclosure under the federal securities laws.

Part II. Exhibits

6. If you are not in a position to file your tax opinions with the next amendment, please provide a draft copy for us to review as correspondence.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3434 with any questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel

cc:. J. Bret Treier, Esq. (V*ia E-mail*)